Filed by: The Williams Companies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Barrett Resources Corporation
                                                    Commission File No. 1-13446

                                                                  June 15, 2001


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News Release

NYSE:WMB

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Date:     June 15, 2001

Contact:    Kathleen Eccleston-Bickell                 Rick Rodekohr                 Richard George
            Williams (media relations)                 Williams (investor            Williams (investor relations)
                                                       relations)
            (918) 573-1316                             (918) 573-2087                (918) 573-3679
            kathleen.eccleston-bickell@williams.com    rick.rodekohr@williams.com    richard.george@williams.com
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         Williams Announces Final Proration Factor for Barrett Resources
Tender Offer

         TULSA, Okla. - Williams (NYSE: WMB) announced today the final proration factor in its tender offer for 16,730,502 shares of common stock of Barrett Resources Corporation (NYSE: BRR). The final proration factor for the tender offer is 55.76 percent; 30,004,303 shares of Barrett Resources common stock were validly tendered and not withdrawn in the offer after giving effect to proper delivery of shares tendered pursuant to the notice of guaranteed delivery procedure. Williams had announced the preliminary results of the offer on June 12, 2001.
         Williams purchased 16,730,502 Barrett shares in the tender offer, which expired at midnight Eastern time on Monday, June 11, 2001. The shares purchased represent 50 percent of the approximately 33.5 million Barrett shares outstanding prior to the offer. The depositary for the offer will promptly issue payment of $73 net per share for the shares accepted under the offer and return to holders all shares not accepted as a result of proration.
         Williams and Barrett entered into a merger agreement on May 7. Subject to the satisfaction of certain conditions, the tender offer will be followed by a merger in which each remaining share of Barrett common stock, other than shares held by Williams or its subsidiaries, will be exchanged for 1.767 shares of Williams common stock. The number of Williams shares received in this exchange by each Barrett stockholder will be rounded to the nearest whole share, with cash paid to Barrett stockholders in lieu of any fractional shares otherwise owed. As a result of the merger, Barrett Resources will become a wholly owned subsidiary of Williams. The merger is expected to close in the third quarter of 2001.
                                    More

Page 2 of 2/ Williams Announces Final Proration Factor for Barrett Resources Tender Offer

Additional Information
         This news release is being filed pursuant to Rule 425 under the Securities Act of 1933. It does not constitute an offer of sale of securities. Shareholders of Barrett and other investors are urged to read the proxy statement/prospectus, when available, that will be included in the registration statement on Form S-4 to be filed by Williams in connection with the second-step merger. These materials will contain important information about Barrett, Williams, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.
         In addition to the registration statement and the proxy statement/prospectus to be filed in connection with the merger, Williams and Barrett file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Barrett Resources or Williams at the SEC Public Reference Rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Williams' and Barrett's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and these other documents may also be obtained from Williams by directing a request through the investor relations portion of Williams' website at www.williams.com or by mail to Williams, One Williams Center, 50th Floor, Tulsa, Okla., 74172,
Attention: Investor Relations, Telephone: (800) 600-3782.

About Williams (NYSE: WMB)
         Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams information is available at www.williams.com.
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Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in performance is contained in the company's annual reports filed with the Securities and Exchange Commission.